Filed Pursuant to Rule 433
Registration No 333-194324

November 14, 2014

PRICING TERM SHEET

Newell Rubbermaid Inc.

Title:	2.875% Notes due 2019	4.000% Notes due 2024

Issuer:	Newell Rubbermaid Inc.	Newell Rubbermaid Inc.

Principal Amount:	$350,000,000	$500,000,000

Denomination:	$2,000 x $1,000	$2,000 x $1,000

Maturity Date:	December 1, 2019	December 1, 2024

Coupon:	2.875%	4.000%

Interest Payment Dates:	June 1 and December 1, commencing June 1, 2015	June 1 and December 1, commencing June 1, 2015

Price to Public:	99.888%	99.892%

Benchmark Treasury:	1.500% due October 31, 2019	2.375% due August 15, 2024

Benchmark Treasury Yield:	1.599%	2.313%

Spread to Benchmark Treasury:	T +130 bps	T + 170 bps

Yield to Maturity:	2.899%	4.013%

Redemption:	At any time prior to November 1, 2019, at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value of principal and interest that would be due if the notes matured on November 1, 2019 at Treasury Rate plus 20 basis points; and on or after November 1, 2019, at 100% of the principal; plus, in each case, accrued interest to but excluding the redemption date.	At any time prior to September 1, 2024, at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value of principal and interest that would be due if the notes matured on September 1, 2024 at Treasury Rate plus 25 basis points; and on or after September 1, 2024, at 100% of the principal; plus, in each case, accrued interest to but excluding the redemption date.

Expected Settlement Date:	November 19, 2014	November 19, 2014

CUSIP/ISIN:	651229 AP1/ US651229AP14	651229 AQ9/ US651229AQ96

Anticipated Ratings (Moody’s, S&P, Fitch):	Baa3/BBB-/BBB	Baa3/BBB-/BBB

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC	Barclays Capital Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC

Co-Managers:	Goldman, Sachs & Co. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC	Goldman, Sachs & Co. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

	Year Ended December 31, 2013	Nine Months Ended September 30, 2014
Ratio of Earnings to Fixed Charges (Pro Forma)(1)	5.25	5.23

(1)	The pro forma ratio gives effect to the issuance of the notes and the use of proceeds as described in the “Use of Proceeds” section of the prospectus supplement (assuming that the full $100 million maximum tender amount will be purchased in our tender offer to purchase up to $100,000,000 of our outstanding 4.70% Notes Due 2020) as if they occurred on January 1, 2013 and January 1, 2014 (the beginning of our fiscal 2013 and 2014), respectively.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, emailing barclaysprospectus@ broadridge.com, calling J.P. Morgan Securities LLC collect at 212-834-4533, calling RBC Capital Markets, LLC toll-free at 1-866-375-6829 or emailing usdebtcapitalmarkets@rbccm.com.

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